
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

May 16, 2013

<u>Via E-mail</u>
Gregory D. Puff, Esq.
Akin Gump Strauss Hauer & Feld LLP
Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

> **Re:** **LJ International Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on May 7, 2013**
> **File No. 005-82477**

Dear Mr. Puff:

We have reviewed the amended filing and have the following additional comments. All defined terms used here have the same meaning as in the revised preliminary proxy statement.

<u>Revised Preliminary Proxy Statement</u>

1. We note your response to prior comment 2. While we do not necessarily agree with your analysis or your conclusion that the disclosure in the initial proxy statement did not constitute a public announcement, we have no further comment given your representation that Parent's option to commence a tender offer has since expired without being exercised.

2. We note your response to prior comment 4. Disclosure in the amended proxy statement indicates that such purchases will be made "at a price not lower than the Per Share Merger Consideration," but the actual purchase price is not specified in the proxy statement nor would it appear such prices could be specified in the proxy statement until such time as the block trade occurs or parties in such privately negotiated transactions finalize pricing terms. Consequently, it is unclear how purchases by Parent of additional shares of the Company common stock made at least 20 days after the dissemination of the final proxy statement to the Company's shareholders will satisfy the requirements of Exchange Act Rule 13e-3, including the disclosure requirements of Schedule 13E-3, with respect to those additional purchases. For example, the proxy statement disseminated to shareholders prior to such additional purchases would not contain all of the disclosure required by Items 1002, 1004, 1007, 1014, and if applicable, 1015, as to those additional purchases. In addition, even if these additional purchases were made following the dissemination to the selling shareholders of a separately filed but fully compliant Schedule 13E-3, it is unclear how holders who did not sell shares via the block trades or

privately negotiated transactions could make a reasonably informed voting and investment decision with respect to the Rule 13e-3 merger transaction without first being provided an updated proxy statement that includes the additional required disclosure regarding such additional Company purchases. In addition, if the Company did disseminate an updated proxy statement regarding these additional purchases, would shareholders have sufficient time prior to the extraordinary general meeting to properly consider such additional material information? Please advise.

3.   We note your response to prior comments 9 and 10. With a view towards disclosure, please advise why the filing persons did not consider market prices more historical than the 60-trading day volume weighted average price material or relevant to their respective fairness determinations.

Please direct any questions to me at (202) 551-3444. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions